LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

August 30, 2016

Mr. Trace W. Rakestraw, Senior Counsel

Security and Exchange Commission

450 5th Street

Washington, DC 20549

Re:

Archer Investment Series Trust - Form 485A

Archer Dividend Growth Fund

File Nos. 333-163981 and 811-22356

Dear Mr. Rakestraw,

Following up your review of the above-referenced mutual fund’s 485A filing, please find management’s responses.

Prospectus

Fund Summary – Expense table

1.

Revise the footnote numbering.

Response:

The footnote numbering has been revised.

2.

In footnote #2 of the expense table, please confirm who can terminate the fee waiver. If this is a voluntary fee waiver, this language should be removed from the Summary Prospectus. Disclose who can terminate if this is contractual.

Response:

The fee waiver is subject to a contractual agreement “Expense Limitation Agreement” between the Trust, on behalf of its separately stated series, and the Advisor.  The fee waiver is not voluntary. The following disclosure has been added at the end of footnote #2 to confirm who may terminate this Expense Limitation Agreement.

The Management Services Agreement shall automatically terminate in the event of its assignment. The Expense Limitation Agreement may only be terminated by the Board of Trustees on sixty (60) days’ written notice to Management or upon the termination of the Management Services Agreement between the Trust and Advisor.

Mr. Rakestraw

August 30, 2016

3.

Revise the caption “Fees and Expenses of Acquired Funds” to the caption “Acquired Funds Fees and Expenses” as defined in the instructions of form N-1A.

Response:

The term “Fees and Expenses of Acquired Funds” has been replaced with the term “Acquired Funds Fees and Expenses” as suggested.

4.

Disclose that the Fund must be able to make repayment to the Advisor without exceeding its current net expense ratio. This is in addition to not exceeding the net expense ratio at the time of the wavier.

Response:

The current disclosure as written satisfies this comment. Accordingly, no additional disclosure is necessary at this time.

5.

What is the Management Services Agreement referenced in the last sentence of footnote #2? If that is referring to the Investment Advisory Agreement, please consider disclosing this later in the Prospectus.

Response:

Additional disclosure has been added later in the Prospectus under the section entitled “Management of the Fund” to clarify that the Management Services Agreement is also the Investment Advisory Agreement.  In addition to the foregoing, additional disclosure has been added under this section’s sub-section entitled “Advisory Fee” as following:

Advisory Fees

As the investment adviser, the firm oversees the asset management of the Fund.  As compensation for these services, the firm receives a management fee which is paid monthly of 0.75% of the Fund’s average daily net assets.

The Advisor has contractually agreed to waive and/or reimburse fees and/or expenses in order to limit the Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding any front-end or contingent deferred loads, any Rule 12b-1 fees, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation)  as a percentage of daily net assets to 0.98% until December 31, 2018 (the “contractual expense limitation agreement”). The Fund may have to repay some of these waivers and/or reimbursements to the Archer Investment Corporation in the following three (3) years provided that the current year’s expense ratio is less than the prior year contractual expense cap that was in place when such prior year expenses were waived. The contractual expense limitation agreement may be terminated upon sixty (60) days’ written notice to the Advisor and will terminate automatically upon the termination of the Management Services Agreement.  The Advisor may not terminate this agreement without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld.

Mr. Rakestraw

August 30, 2016

The Fund’s Advisor (not the Fund) may pay certain financial institutions (which may include banks, brokers, securities dealers and other industry professionals) a fee for providing distribution related services for the Fund’s shareholders to the extent these institutions are allowed to do so by applicable statute, rule or regulation. A discussion regarding the basis of the Board of Trustees’ approval of the management agreement with Archer will be available in the Fund’s annual Report for the fiscal period ending August 31, 2016.

6.

With respect to the “Portfolio Turnover” section, consider stating that the Fund is new and that is does not have portfolio turnover to report.

Response:

The following sentence has been appended to the “Portfolio Turnover” section: “Because the Fund is new, it does not yet have portfolio turnover to report.”

Principal Investment Strategies of the Fund

7.

With respect to the first sentence, the Fund needs to have an 80% test to comply with the rule 35(d)(1) due to the word “dividend” in the Fund name. The word “dividend” suggests the type of investment that requires an 80% test.

Response:

The language in this section has been revised to reflect that the Fund will invest “at least 80% of its net assets in equity securities of large-capitalization companies, primarily in dividend-paying equity securities, consisting of common stocks, preferred stocks and shares of beneficial interest of real estate investment trusts.”

8.

With respect to the last paragraph in this section, when will the Advisor sell securities? Please disclose.

Response:

The following sentence has been appended to this paragraph: “Once the Advisor believes a security does not meet the long-term objectives of the fund, it may sell the securities.”

9.

Consider combining the first sentence of the last paragraph with the second to last sentence of the first paragraph as they are somewhat duplicative.

Response:

The referenced sentences have been revised as suggested.

Mr. Rakestraw

August 30, 2016

Principal Risks of Investing in the Fund

10.

The section entitled “Equity Risk” seems somewhat duplicative of the “Market Risk of Equity Securities.” Consider consolidating the two.

Response:

The section entitled “Equity Risk” has been deleted.

11.

With respect to “Convertible Securities Risk,” will the Fund invest in any contingent convertible securities and if so, in what percentage does the Fund plan to invest?

Response:

The Fund will not invest in “contingent convertible securities”.  Accordingly, the corresponding risk disclosure has been deleted.

12.

With respect to the last sentence of “Foreign Securities Risk,” please clarify what “other assets” means in terms of foreign exposure.

Response:

The term “other assets” has been deleted.

13.

If the risks outlined in “Underlying Funds” are principle risks, please discuss investing in underlying fund in the principal investment strategies section.  As necessary, include Acquired Fund Fees and Expenses in the fee table.

Response:

Investing in “underlying Funds” is not a principal investment strategy and is not a principal risk, accordingly the referenced disclosure has been deleted.

14.

Clarify what the term “Fund Title” means in the portfolio manager table on page 6.

Response:

The term “Fund Title” has been removed.

15.

Consider revising the last paragraph in the “Portfolio Managers” section if just a single fund filing with respect to referencing page numbers.

Response:

The requested revision has been made.

Mr. Rakestraw

August 30, 2016

Additional Information About the Fund: Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

16.

All earlier comments made regarding principal investment strategies apply to the section “Principal Investment Strategies” beginning on page 7. Further, consider providing a bit more detail here as currently this is verbatim with summary prospectus.

Response:

Management has concluded that no additional disclosure is necessary at this time.

17.

Consider changing the name of the risk factor entitled “Sector Concentration.” The Fund has a policy not to concentrate. Consider using the word “emphasis.”

Response:

The title of this risk section has been revised to read “Sector Emphasis.”

18.

Consider tailoring the risk language found in “Portfolio Turnover Risk” to the Fund more closely.

Response:

The risk language found in “Portfolio Turnover Risk” has been revised to more closely relate to the Fund.

19.

It appears that the discussion under the risk entitled “Defensive Investments” has been sufficiently covered in the section entitled “Temporary Defense Provisions” on page 13 of the Prospectus. Given that defensive investments are “used during unusual economic or market conditions” or for “temporary defensive or liquidity purposes,” it seems that this is not principal. Consider removing from this section.

Response:

This section has been removed.

20.

Generally, consider consolidating the risk factor entitled “Management” with the “Active Risk Management” risk factor on page 9. That risk factor references a subadvisor. If the Fund has a subadvisor, please disclose per Item 5A of the N-1A.

Response:

The disclosure in these sections have been combined as suggested.

Mr. Rakestraw

August 30, 2016

21.

Please confirm that “Redemptions” is a principal risk and if so, include a summary version of this risk in the Summary Prospectus. Please confirm that the language referencing a Money Market Fund in this section is this applicable to this Fund.

Response:

Redemptions are not a principal risk of the Fund; accordingly, the referenced disclosure has been deleted.

22.

“Sector Concentration” can be removed/consolidated based on previous comments.

Response:

The disclosure has been removed.

23.

To the extent that the section entitled “Cybersecurity” is a risk to the Fund, consider including in the Risk section.

Response:

The following risk disclosure has been added to the summary prospectus risk section.

Cybersecurity risk. Cybersecurity incidents may allow an unauthorized party to gain access to fund assets, customer data (including private shareholder information), or proprietary information, or cause the fund, the manager, any sub-adviser and/or its service providers (including, but not limited to, fund accountants, custodians, sub-custodians, transfer agents and financial intermediaries) to suffer data breaches, data corruption or lose operational functionality.

Management, Organization, and Capital Structure: The Advisor.

24.

Please correct the sentence beginning “The advisor was established…” because this is a new Fund.

Response:

The sentence has been revised to read as follows: “The Advisor was established in August 2005 in order to manage the Archer Balanced Fund a separately stated series of the Archer Investment Series Trust. Troy C. Patton, one of the Funds’ portfolio managers is the controlling shareholder of the Advisor.”

25.

Please disclose that Troy Patton is “one of” the Funds’ portfolio managers.

Response:

The sentence has been revised to read as follows: “Troy C. Patton, one of the Funds’ portfolio managers, is the controlling shareholder of the Advisor.”

Mr. Rakestraw

August 30, 2016

26.

With respect to the second paragraph under “Advisor,” please apply the same comments regarding the waiver as in the Summary Prospectus.

Response:

The disclosure in this paragraph has been revised in order to apply the same comments regarding the waiver as in the Summary Prospectus.

27.

Please include a statement regarding the discussion of the Board’s approval of the Investment Advisor Agreement per Item 10(a)(1)(iii).

Response:

The following disclosure has been included in this section in satisfaction of Item 10(a)(1)(iii) of the instructions to Form N1-A.  “A discussion regarding the basis of the Board of Trustees’ approval of the management agreement with Archer will be available in the Fund’s semi-annual Report for the fiscal period ending February 28, 2017.”

28.

Third paragraph under “Advisor.” With respect to the sentence beginning “The Fund may pay a portion of this fee…” please confirm that none of the fees paid by the Fund are primarily intended to result in the sale of Fund shares. See IM Guidance Update 2016-01 for reference.

Response:

Management has confirmed that none of the fees paid by the Archer Funds are primarily intended to result in the sale of Fund shares.

Portfolio Managers

29.

Per Item 10(a)(2), disclose the years covering the last five years of employment for Troy Patton.

Response:

The disclosure has been revised in this section in satisfaction of Item 10(a)(2) of the instructions to Form N-1A.

30.

Please clarify who “the company” is in the first sentence under the Troy Patton section. Also, define “Archer” in that sentence as there are several “Archer” entities.

Response:

The terms “company” and “Archer” have been clarified as requested.

Mr. Rakestraw

August 30, 2016

31.

Consider revising the statement that Mr. Demas “has no prior experience managing a mutual fund” because Mr. Demas has been managing at least one Fund since 2009.

Response:

The disclosure has been revised accordingly.

Back Page

32.

Revise the language to reflect the fact that this is a new Fund and that Semi-Annual and Annual Reports are not yet available.

Response:

As set forth in instruction #4 of Item #1(b)(1) of Form N1-A, no additional disclosure is required.  Accordingly, no additional disclosure will be added at this time.

Statement of Additional Information

Description of the Trust and Funds

1.

Please state in this section that the Fund is diversified pursuant to Item 16(a).

Response:

The following sentence has been revised as suggested.  “The Archer Dividend Growth Fund is a diversified open-end, management investment which commenced operations on September 1, 2016.”

Additional Information About Funds Investment Practices

2.

Please consider tailoring the language in the paragraph entitled “Fixed Income Securities,” and generally for the entire Statement of Additional Information, more closely to this Fund if the effective filing will be a single fund filing.

Response:

The disclosure in this section has been revised as suggested.

Mr. Rakestraw

August 30, 2016

Investment Advisor

3.

In the first paragraph of the section entitled “Investment Advisor,” consider stating that the Archer Investment Corporation has also been the investment advisor for the other Funds in the complex, not just for the Balanced Fund.

Response:

The disclosure in this section has been revised as suggested.

4.

With respect to the second paragraph of this section, the same comments apply to the waiver language as noted in the Summary Prospectus comments.

Response:

The disclosure has been revised as set forth above.

5.

List all portfolio managers in the last table in section “About the Portfolio Manager” and revise lead-in sentence accordingly.

Response:

The table in the referenced section has been revised as requested.

Management Agreement Approval

6.

Does this section apply to the existing funds? Please clarify in the disclosure if that is the case.

Response:

The disclosure in this section has been revised to more particularly relate to the Archer Dividend Growth Fund.

Board Leadership Structure

7.

Update the footnote to the Independent Trustees and Interested Trustees tables to reference 4 series instead of 3.

Response:

The disclosure has been revised as suggested.

8.

Under the section entitled “Board Committees,” please include the number of meetings held in the last fiscal year for each board committee per Item 17(2)(b)(2)(iii).

Response:

Mr. Rakestraw

August 30, 2016

The disclosure has been revised as suggested.

9.

Please confirm whether the $4,000.00 referenced in the compensation table is paid by the Fund or Trust per Item 2(b)(3)(10)(i). Revise the number accordingly.

Response:

The disclosure has been revised to reflect that the Trustee compensation is paid by the Trust and the number of funds has been revised.

Fund Services

10.

With respect to the last paragraph of this section, who is the administrator, MSS or Archer? Please clarify.

Response:

The Archer Investment Corporation is the Funds’ Administrator.  The disclosure has been revised accordingly.

Independent Registered Public Accounting Firm

11.

Please confirm that a consent will be filed to use the auditors’ name. (Does not need to be clarified in the filing.)

Response:

A “Consent of Independent Registered Public Accounting Firm” will be filed together with the effective 485B filing as required and determined by the Trust’s auditing firm Sanville & Company.

Part C

1.

Please file the Fee Waiver Agreement for this Fund along with any side letters.

Response:

The Fee Waiver Agreement has been previously filed as Exhibit 28(D)(iii).

We acknowledge the following on behalf of our client, the above named registrant:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the

Mr. Rakestraw

August 30, 2016

filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

•

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Thank you for your kind attention to this matter.  Should you have any additional questions or comments, please contact me.

Very truly yours,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ab

cc:

Archer Investment Series Trust – Board of Trustees

Archer Investment Corporation